2010 CEO Forum January 14th 2010

^ 2009 Operating Results ? Activities & Accomplishments ? 2010 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

Production / Sales ? Production & sales down due to weak global steel market 2007 2008 2009 POSCO 31,063 33,136 29,530 Zhangjiagang STS 780 658 747 POSCO SS 936 874 773 (in thousand ton) 2007 2008 2009 2007 2008 2009 (in million ton) < Crude Steel Production > < Finished Product Sales > 33.1 34.7 29.5 POSCO 31.1 Consolidated 32.8 33.8 29.6 31.2 Export Ratio (POSCO) 30.1 28.8 32.1 (in thousand ton) '09 Sales by Products HR 7,642 Plate 4,917 Wire Rod 1,960 CR 10,568 Electrical 840 STS 1,368 Others 1,142 28.4 35.3% 31.1 31.2 (in million ton) POSCO Consolidated

Income Summary ? Revenue & earnings down as sales price dropped 2007 2008 2009 Steel 4,653 7,085 3,411 E&C 301 300 346 Energy 58 62 81 IT, etc. 17 25 35 2007 2008 2009 Steel 34,715 46,470 40,901 E&C 3,915 5,567 7,781 Energy 567 744 513 IT, etc. 523 602 600 * Sales by sectors : includes inter-company transactions 2007 2008 2007 2008 2009 (in billion KRW) < Revenue > < Operating Income > 2009 31,608 22,207 41,743 30,642 4,308 6,540 7,174 4,920 3,148 37,007 3,908 26,954 19.4 21.3 11.7% Op. Margin (POSCO) POSCO Consolidated (in billion KRW) POSCO Consolidated (in billion KRW) (in billion KRW) * OP by sectors : includes inter-company transactions

POSCO Quarterly Income ? Operation improved in 2H w/ mkt. recovery, low RM cost, cost cut < Revenue > < Operating Income > 6,471 6,344 6,851 373 171 1,018 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 7,288 1,587 14.9 21.8% Op. Margin 5.8 2.7 1Q 2Q 3Q 4Q Utilization Ratio Utilization Ratio 75% 85% 92% 100% Crude Steel Production Carbon 5,887 6,805 7,438 7,927 Crude Steel Production STS 258 327 442 446 Product Sales Carbon 5,714 6,704 7,112 7,539 Product Sales STS 241 308 413 406 (in thousand ton) < Production & Sales > * Gwangyang #4 BF revamping (Feb. ~ Jul.'09), High-mill rationalization (Oct.'08 ~ Apr.'09) ? 2009 Cost Savings : 1,359.5 bn KRW (in billion KRW) (in billion KRW)

Summarized Statement of Income (POSCO) 2007 2008 2009 2007 2008 2009 YoY(%) Revenue Revenue 22,207 30,642 26,954 ^12.0 Gross income Gross income 5,601 7,935 4,380 ^44.8 (Gross margin) (Gross margin) (25.2%) (25.9%) (16.2%) - S G & A S G & A 1,292 1,395 1,232 ^11.7 Operating income Operating income 4,308 6,540 3,148 ^51.9 (OP margin) (OP margin) (19.4%) (21.3%) (11.7%) - Non-op income (expense) Non-op income (expense) 484 ^711 435 - Interest income 23 48 ^80 - Dividend income 59 95 60 ^36.8 Equity method gains 573 ^23 350 - FX related gain ^64 ^783 334 - Net income Net income 3,679 4,447 3,172 ^28.7 (Profit margin) (Profit margin) (16.6%) (14.5%) (11.8%) - (in billion KRW)

Financial Structure ? Consolidated asset grew to 50 trillion KRW ? Investment grew & earnings solid / leverage reflects healthy financials Asset Asset Asset Liability Liability Liability Equity Equity Equity 2007 2008 2009 2007 2008 2009 2007 2008 2009 Steel 37,417 47,168 50,802 9,458 14,923 14,959 27,959 32,245 35,843 E&C 3,434 6,558 6,143 1,867 4,524 3,966 1,567 2,034 2,177 Energy 1,007 1,181 1,749 484 628 1,112 523 553 637 It, etc. 796 1,296 1,284 330 724 763 466 572 521 2007 2008 2009 < Asset > < Liability > < Equity > 2007 2008 2009 2007 2008 2009 30,493 36,275 37,033 5,990 11,157 9,250 24,503 25,118 27,783 46,961 18,617 28,344 39,993 50,400 9,042 18,708 30,951 31,692 (in billion KRW) (in billion KRW) POSCO Consolidated * Includes inter-company transactions

Summarized Statement of Financial Position (POSCO) 2007 2008 2009 2007 2008 2009 YoY(%) Current assets Current assets 8,768 13,693 12,918 ^5.7 Cash equivalent assets* 3,566 3,722 6,754 81.5 Notes receivable 1,895 3,229 2,684 ^16.9 Inventory 3,221 6,416 2,996 ^53.3 Long-term assets Long-term assets 21,725 23,340 27,075 16.0 Investment securities 8,165 8,633 10,213 18.3 Fixed assets 13,202 14,466 16,646 15.1 Total assets Total assets 30,493 37,033 39,993 8.0 Liabilities Liabilities 5,990 9,250 9,042 ^2.2 Current liabilities 2,812 4,283 2,686 ^37.3 Long-term liabilities 3,178 4,967 6,356 28.0 (Interest bearing debt) (2,754) (5,129) (6,113) 19.2 Equity Equity 24,503 27,783 30,951 11.4 Total liability & equity Total liability & equity 30,493 37,033 39,993 8.0 * Cash equivalent assets : cash & cash equivalent, short-term financial instruments, trading securities (in billion KRW)

? 2009 Operating Results ^ Activities & Accomplishments ? 2010 Business Plan

POSCO Key Activities

▪ Overcome crisis through contingency plan management

- **Synchronize processes & shorten business planning cycle** (Qtr. → Month)
  - Strengthened cooperation throughout value chain : RM · Production · Sales · Finance
- **Achieve historic-high cost savings**
  - '09 Result : 1,359.5 billion KRW (+41.9% of initial target)
- **Expand market base through strengthening marketing activities**
  - Increased domestic market share (carbon steel) : 44% ('08) → 47 ('09)
  - Increased export ratio: 29% ('08) → 35 ('09)

< Operating Income of Major Steel Mills > (%)


POSCO
5.8
2.7
14.9
21.8
0%
'09.1Q
2Q
3Q
4Q
A-Mittal
1.9
0%
Δ9.8
Δ7.8
'09.1Q
2Q
3Q
4Q
NSC (Calendar Year)
0%
Δ5.7
Δ7.2
Δ2.2
'09.1Q
2Q
3Q
4Q

☞ **Quickest recovery among global peers**

10

? Invest in domestic capacity & high-end product ? Expand domestic production capacity - G) #4BF revamping (Feb.18th ~ Jul.21st) & related facilities rationalization · Increased production (3.1 ^ 4.2Mt) with expanded capacity (3,800 ^ 5,500m3) · #1 CCL, #1 HR, #2 CR - P) New Steelmaking Plant rationalization (~ Sept.'10, Progress 66%) : Capacity 4.65Mt/yr, +1.55Mt - G) New Steelmaking · Plate plant (~ Jul.'10, Progress 76%) : Capacity increase +2Mt/yr ? Enhance premium product competency - Electrical steel expansion & renovation : GO capacity (170^250Kt/yr) - High-mill rationalization & CEM process development - Acquisition of Taihan ST, focusing on high-value-added STS product · Taihan ST capacity : STS CR 180Kt/yr, precision rolling 25Kt/yr, distribution 40Kt/yr - Foundation of POS-HiMETAL to increase Fe-Mn self-sufficiency POSCO Key Activities

? Expand overseas investment for growth ? Overseas integrated steel mill projects - India central government approved on forest diversion of plant site in Orissa (2,900acre) - MOA Signed to build integrated steel mill in Indonesia : 1st stage of 3Mt/yr (~'13), total 6Mt ? Downstream facility in Asia & America - Vietnam CR Mill completed : 1.2Mt/yr - Mexico CGL completed : 400Kt/yr - U.S API Pipe Plant completed : 270Kt/yr - Vietnam ASC (Asia Stainless Corporation) acquired : STS CR 30Kt/yr - Global SCM base expanded : China, S.E.A(2), Japan(2), India, Mexico ('09/E Total 42) ? Raw material mine development investment - Participated in Australian mine development, Roy Hill (1st 3.75% equity, total 15% planned) - Acquired 16.7% equity in Jupiter Mines (Australian iron-ore development company) - Plan of acquiring 7.8% stake in Mozambique coal mine development project, Revuboe POSCO Key Activities

? Promote green business & set foundation for new growth ? Foundation of 'Green Growth Committee' & establish master plan - Invest 7 trillion KRW in green growth business until '18 · Develop low-carbon steelmaking technology & renewable energy business ? Environment-friendly green growth business - Constructed RHF to recycle byproducts (dust, sludge) into HBI, DRI - Invested in waste (sewage sludge, household waste, etc.) recycle · power generating business - Construct 500Kt SNG (Synthetic Natural Gas) plant in Gwangyang Works by '13 - PRT (Personal Rapid Transit) business in Suncheon city & Suncheon bay district ? New material business investment - J/V to build Titanium Slab plant in Kazakhstan ('10 ~ '13) - MOU signed to build Magnesium smelting plant (~'10, 10Kt/yr) POSCO Key Activities

Category Investment Major Activities Capacity expansion, high-end product competency 2,518 P) New steelmaking, G) Plate plant, G) #5 Sinter / #5 Cokes plant, etc. Maintenance, cost savings, reduce environment impact 1,674 G) #4 BF revamping, G) #1 HR facility renovation, etc. Overseas steel 280 India CGL, Vietnam ASC acquisition, Global SCM bases, etc. Energy, new business 390 LNG Terminal, SNG business, etc. 2009 Total Investment : 4.9 trillion KRW (in billion KRW) POSCO Key Activities

Share Price / Dividend ? POSCO outperform KOSPI & peers, recoup market cap. of 50tn '08.12/E '09.12/E YoY POSCO (Won) 380,000 618,000 +62.6% KOSPI 1,124.47 1,682.77 +49.7% A-Mittal ($) 24.59 45.75 +86.1% U S S ($) 37.20 55.12 +48.2% N S C (?) 290 375 +29.3% ? 8,000 KRW/share (includes interim dividend of 1,500 won) - Payout Ratio : 19.4%, Dividend Yield: 1.29% ('09/E share price base) 2002 2003 2004 2005 2006 2007 2008 2009 Dividend (Won) 3,500 6,000 8,000 8,000 8,000 10,000 10,000 8,000 (Interim) (500) (1,000) (1,500) (2,000) (2,000) (2,500) (2,500) (1,500) < Dividend History > ? '09 Dividend Plan < P E R > < Market Capital > 2007 2008 2009 11.9 6.5 2007 2008 2009 50.1 33.1 53.9 < Share Price Comparison > 14.9

Subsidiaries' Key Activities

Steel

- **POSCO SS expanded sales of import-substitutable carbon-alloy steel**
  - Order increased by 150Kt : wire-rod 115, beam 10, billet 25
- **POSCO C&C developed high-function · high VA products (12 in '09)**
  - Commercialized AL-STS409L used for auto exhausts

E&C
(POSCO E&C)

- **Achieved sales revenue of 6.7tn & diversified overseas business**
  - Domestic: "Naengjung~Busan" highway extension, Songdo art·cultural complex,etc.
  - Overseas: Vietnam highways, S.America power plants market*

* Peru Kallpa, Chile Santa-Maria power generation plant

Energy
(POSCO Power)

- **Construct Incheon LNG#5,6(1,200MW) & G) By-product recycling#1,2(300MW)**
- **Accelerate fuel-cell business (U.S FCE agreed to transfer Stack technology)**

I T
(POSDATA)

- **Merge with POSCON (POSCO ICT foundation on Jan. 22, '10)**
- **Focus on IT business (railway system, construction IT, U-Eco City, etc.)**

16

? 2009 Operating Results ? Activities & Accomplishments ^ 2010 Business Plan

Global Steel Market Trend & Outlook ? Production & price recover in expectation of economy improvement ? Demand to grow 10% due to restocking & market recovery < Steel Demand Forecast > * Worldsteel (Oct.'09), WSD (Dec.'09) 1.10 1.21 '08 '09(F) 1.21 '10(F) -8.6% 9.2% -1.4% 12.0% 1.27 15.4% 1.23 worldsteel WSD Morgan Stanley (in billion ton) 2008 2009 2010 2008 2009 2010 YoY U.S 110 68 88 +30% EU 144 96 107 +12% Japan 76 53 61 +16% China 461 550 576 +5% India 51 56 63 +12% < Steel Demand by Country > (in million ton) (YoY) * Worldsteel (Dec.'09) (%) Developed Countries World < HR Price by Region > China < Crude Steel Production > * MoM * CRU, mysteel (Dec.'09) (US$/t) Europe China (Shanghai) U.S Jan.'08, M J S Jan.'09 M J S N Jan.'09 F M A M J J A S O N D

China Steel Market Outlook

- **Price in recovery with strong RM price, low inventory & solid demand**
  - Soft uptrend in spot price after major mills announce higher price
  - Raw material spot price strong since '09.4Q
- **Demand to grow again in '10 due to favorable market condition**
  - Consumption to rise above 5% led by 9% economic growth & firm demand
  - Expect price rise due to fast demand recovery after '10.2Q

< China Spot Price & Inventory Trend >


(US$/ton, Shanghai HR price)
525
448
432
423
448
478
525
483
446
461
479
491
(in million ton, flat products)
3.8
5.5
5.2
5.0
5.0
4.9
5.2
5.7
6.1
6.9
6.8
6.7
Jan.'09 F M A M J J A S O N D

* Mysteel (Dec.'09)

< China Steel Demand Forecast >


(in million ton)
443
538
565
574
633
(YoY) 2.7%
21.5%
5.0%
6.6%
12.0%
worldsteel
WSD
CICC
'08
'09(F)
'10(F)

19

Domestic Steel Market Outlook ? Steel consumption to grow 13% due to demand industry recovery < Domestic Consuming Industry Outlook > Auto Ship- building Construction ? Improve as economy recover & new model introduced - Auto production (in thousand unit) : 3,472 ('09) ^ 3,683 ('10) ? Decrease in shipbuilding volume as orders decline - Shipbuilding (in million GT) : 29.4 ('09) ^ 23.9 ('10) ? Stable uptrend with large SOC investments - Investment (in trillion won) : 160 ('09) ^ 165 ('10) * POSRI(Dec.'09) ? Supply to increase as steelmakers start new facilities * POSRI(Dec.'09) < Domestic Supply & Demand Outlook > (in thousand ton) 2008 2009 2010 2008 2009 1H 2H 2010 YoY Demand Demand 58,571 44,302 23,912 26,255 50,168 13.2% Export Export 20,787 20,208 9,920 10,995 20,914 3.5% Production Production 64,357 55,727 29,439 32,914 62,353 11.9% Import Import 15,001 8,782 4,393 4,336 8,729 -0.6% Incl. semi-product 28,941 18,680 8,783 9,044 17,827 -4.6%

Raw Material Market Outlook ? Sharp rise in Chinese import & growing consumption of major mills - Chinese import (MT) : 6.8 ('08) ^ 33 ('09F) - Spot price (U$/t) : 115 (Feb.'09) ^ 170~180 (Jan.'10) ? Expect delay in price settlement as suppliers demand new pricing system (Yr. ^ Qtr.) 215 204 224 215 203 225 ? Demand increase with economic recovery - Chinese import (MT) : 444 ('08) ^ 618 ('09F) - Spot price (U$/t, Fines/CFR, Metal Bulletine) 81 ^ 64 ^ 82 ^ 89 ^ 130 ? Expect concentrated market in supply from J/V by BHPB & RioTinto in W.Austrailia 849 911 1,037 857 911 1,027 '08 '09 '10 ? Strong spot price to continue due to tight supply & demand < Iron Ore Supply & Demand > (in million ton) '08 '09 '10 < Coal Supply & Demand > (in million ton) * Macquarie (Dec.'09, Seaborne Trade) Jan.'09 Mar. Jun. Sept. Jan.'10 Iron Ore Coal Demand Supply Demand Supply

Stainless Steel Market Outlook ? Expect demand recovery & steady Nickel price in '10.1H ? Price rising since '09.2Q (U$11K^16K^17K/t) - Driven by economic recovery & restocking in China ? '10 price to remain at U$17K ~ 20K/t - Accompanied by strong commodity mkt. & STS demand - High level of inventory limits sharp price hike < Ni. Supply & Demand > Apr.'09 Jul. Dec. Nickel ? Strong price led by prod'n cut & low inventory - Major mills cut production by 20 ~ 30% - Spot price in China rose by 12% after Nov.'09 ? Demand to grow due to restocking & economic recovery in '10 - Impact from strong Ni. price & inventory control < STS Production by Region > (in million ton) 26.4 25.3 28.7 * Heinz H. Pariser * Macquarie (Dec.'09) S T S '08 '09 '10 1.29 1.28 1.37 1.37 1.30 1.38 China Asia EU U.S, etc. 3.0 8.0 8.0 7.4 2.7 5.8 7.5 9.3 3.2 6.2 8.5 10.8 '08 '09 '10 (in million ton) Demand Supply

2010 Business Plan

- **Leap to 'POSCO 3.0' Era focusing on core business, global growth, family management**



POSCO New Era
Growth Era
Foundation Era
POSCO 1.0
POSCO 2.0
POSCO 3.0
'68
'93
'10

POSCO 3.0

Business	• Multi Core Business Group
Field	• Global Steelmaker
Engine	• Family Mgmt. System

- **Carrying out 'Survival Management' to defend long recession & 'Offensive Management' to seek opportunities in post-crisis**

Overcome Economy Uncertainty	Reinforce Core Competency	Secure Long-Term Growth
• Strengthen Mkt. dominance • Maintain cost competency	• Enhance tech. leadership • Increase raw material self-sufficiency level	• Secure global growth base • Group synergy growth & new business investment

23

2010 Business Plan < Cost Savings Results & Plan > Raw Material 905.9 Energy 78.8 Outsourcing, etc. 94.5 2006 2007 2008 2010(Target) 1,112.1 828.7 738.2 1,150.0 (in billion won) Maintenance 70.8 2009 1,359.5 ? 32Mt sales vol. under full production & reinforced market dominance ? 34Mt crude steel production with operation of new · upgraded facilities - P) #4 BF revamping (Jul.~Sept.) , New steelmaking (Sept.) , G) Plate·New steelmaking (Jul.) ? Secure & expand domestic M/S by locking-in strategic customers - 'POSCO Partner Program' : provide better service & import substitutable products, etc. ? Strengthen global sales base by expanding marketing infrastructure - Construct global SCM base : 42 ('09) ^ 48 ('10) ? Continue cost reduction (Target : 1,150bn KRW)

2010 Business Plan

- **R&D investment for technology leadership** (500bn, R&D ratio 1.7%)
  - **Expand World Best, World First product** : sales vol. 2.9Mt ('09) → 3.9 ('10)
  - **Develop low-cost·high-quality breakthrough tech.** : 141cases ('09) → 163 ('10)
    * On-line maintenance technology of lower shaft in BF, reduce limestone use by 50% in furnace, etc.
  - **Bring FINEX technology into global projects**

- **Continue raw material investment** (Self-sufficiency 18% ('09) → 30% ('12))
  - **Invest in early stage mine development & J/V with mid-size supplier**
    - Participate in new prospecting mine (Australia, Brazil, etc.) & enter emerging resource countries
  - **Capacity expansion investment in existing mine & increase off-take**
  - **STS raw material investment : J/V with India IMFA** (Fe-Cr, 35Kt/yr), etc.

25

2010 Business Plan ? Mutual growth within POSCO group & expand new business ? Establish POSCO family mgmt. system & strengthen mutual cooperation - Foster strategic businesses : E&C, resource development, energy, ICT business, etc. - Strengthen mutual cooperation through family integrated information sharing·IT system ? Expand investment in green business & new material - Develop low-carbon steelmaking technology, explore renewable energy business, etc - Set foundation for comprehensive material business (Mg, Ti, Fe-Mn, Fe-Cr, etc.) ? Accelerate investment in global growth projects ? Start construction of India integrated mill & secure mining license ? J/V in Indonesia to build integrated mill & begin groundbreaking ? Construct India CGL (Sept.'10 ~ May '12, 450Kt/yr)

2010 Business Plan (Subsidiaries)

Steel

- **POSCO SS : Accelerate investments in new growth engine**
  - New steelmaking plant, rolling mill rationalization
- **POSCO C&C : Maximize profit by premium product development**
  - Expand new HVA product sales (AL-STS for autos, Metal PCB for IT, target 56Kt)

E&C

(POSCO E&C)

- **Enhance competitiveness & penetrate strategic overseas market**
  - Order amount : 9.6tn ('09) → 11.5 ('10 target)
  - Overseas steel plant: Venezuela STS 2tn, India VIRAJ STS 500bn KRW

Energy

(POSCO Power)

- **Earlier completion of power plant construction**
  - Incheon LNG (Nov.'11 → Jun.'11) & by-product recycle power plant (Nov.'10 →Sept.'10)
- **Construct fuel-cell stack plant & develop applied products**

I T

(POSDATA)

- **Establish group synergy business & strengthening IT leadership**
  - Expand engineering business & begin green business: smart grid, U-Eco city,etc.
  - Establish group business base through subsidiaries' IT system integration

27

2010 Business Plan (Financials) 2009 2010 • Crude Steel Production - Consolidated 29.5 31.1 34.4 36.1 • Finished Product Sales 28.4 32.4 • Sales Revenue - Consolidated 27.0 37.0 29.5 43.0 • Investment 4.9 9.3* (in million ton, trillion KRW) * Investment: CAPEX (5.0tn), Overseas Steel (1.0tn), Energy (300bn), Growth (3.0tn) The data above represents the company's internal objectives, thus should not be used as a basis for investment decisions

2010 CEO Forum January 14th 2010